Exhibit 99.1

Global Cord Blood Corporation Announces Termination of Discussion Regarding Cordlife Merger Proposal

HONG KONG, China, February 11, 2021 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that, in relation to the non-binding proposal letter (the “Cordlife Proposal”) dated June 4, 2019 received by the Company’s Board of Directors (the “Board”) from Cordlife Group Limited (“Cordlife”), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited, pursuant to which Cordlife proposed to combine its businesses with that of the Company by way of a statutory merger (the “Proposed Transaction”), the Board and the board of Cordlife have mutually agreed to discontinue any further discussions regarding the Cordlife Proposal and/or the Proposed Transaction.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com